Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2024, Unicycive Therapeutics, Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) common stock, $0.001 par value per share (“Common Stock”).

Unless the context otherwise requires, all references to “we”, “us”, the “Company”, or “Unicycive” in this Exhibit 4.4 refer to Unicycive Therapeutics, Inc.

DESCRIPTION OF CAPITAL STOCK

The following description of our securities is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the annual report on Form 10-K of which this Exhibit 4.4 is a part.

Authorized Capitalization

Our authorized capital stock consists of 400,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”) in one or more series, of which 21,400 shares have been designated as Series A-2 Prime Convertible Preferred Stock, 25,900 shares have been designated as Series A-2 Prime Convertible Preferred Stock 25,700 shares have been designated as Series A-2 Prime Convertible Preferred Stock 51,600 shares have been designated as Series A-2 Prime Convertible Preferred Stock, 50,000 shares have been designated as Series B-1 Convertible Preferred Stock and 50,000 shares have been designated as Series B-2 Convertible Preferred Stock. As of March 28, 2025, we had outstanding 119,705,026 shares of our Common Stock, 5,464.21 shares of Series A-2 Prime Convertible Preferred Stock, 0 shares of Series A-3 Convertible Preferred Stock 0 shares of Series A-4 Convertible Preferred Stock, 0 shares of Series A-5 Convertible Preferred Stock, 0 shares of Series B-1 Convertible Preferred Stock and 3,000 shares of Series B-2 Convertible Preferred Stock.

Transfer Agent and Registrar. The transfer agent for our Common Stock is Pacific Stock Transfer Company.

Listing. Our Common Stock is traded on the Nasdaq Capital Market under the symbol “UNCY.”

Common Stock

The holders of our common stock are entitled to one vote per share. Our amended and restated certificate of incorporation, as amended, does not provide for cumulative voting. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of our assets which are legally available; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon our liquidation, dissolution or winding-up, holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any of our outstanding shares of preferred stock. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.